Exhibit 16.1

[KPMG LLP Letterhead]

September 22, 2004

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Yadkin Valley Company and, under the date of February 13, 2004, we reported on the consolidated financial statements of Yadkin Valley Company as of and for the years ended December 31, 2003 and 2002. On September 20, 2004, our appointment as principal accountants was terminated. We have read Yadkin Valley Company’s statements included under Item 4 of its Form 8-K dated September 20, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with the description of the appointment by the Board of Dixon Hughes PLLC or whether or not there were any consultations with Dixon Hughes PLLC.

Very truly yours,

/S/ KPMG LLP